82-34640

File number ~~82 - 524~~



FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991


05007350

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

8 April 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH. D.C.
185
SECTION

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

1 April 2005	Treasury Stock
1 April 2005	Issue of Equity
6 April 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms Jenni Horn
Company Secretariat Assistant

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Enc.

4/20

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:54 01-Apr-05
Number	PRNUK-0104

Treasury Shares

1 April 2005

Friends Provident plc announces that following the transfer of 78,468 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,102,373,431 ordinary shares of 10p each of which 44,286,001 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 654802

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Issue of Equity
Released	09:45 06-Apr-05
Number	PRNUK-0604

Friends Provident plc

6 April 2005

Issue of Equity

Further to the announcement made by Friends Provident plc ('Friends Provident') on 12 January 2005 in connection with the completion of the acquisition of Lombard International Assurance SA, Friends Provident has issued to a minority shareholder in Lombard 389,414 ordinary shares in Friends Provident following the completion of certain outstanding formalities.

It is expected that the 389,414 new ordinary shares in Friends Provident will be admitted to the Official List of the UK Listing Authority and that dealings in the new ordinary shares will commence at 8.00 a.m. on 8 April 2005.

The total issued ordinary share capital of Friends Provident is now 2,102,762,845 ordinary shares, of which 44,286,001 ordinary shares are held in treasury.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

END

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:09 06-Apr-05
Number	PRNUK-0604

Treasury Shares

6 April 2005

Friends Provident plc announces the transfer of 20,762 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.777 per share to satisfy its obligation to issue shares to SIP participants in March 2005. The Company has received notification from A R G Gunn, K Satchell and B W Sweetland, as executive directors of the Company, that of the 20,762 shares acquired by the Trustees, they have each acquired 70 shares through the SIP.

The Company has also transferred 70,769 treasury shares to G K Aslet, a retired director of the Company, at 10p per share to satisfy the exercise of options under the Friends Provident Executive Long Term Incentive Plan.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,102,762,845 ordinary shares of 10p each of which 44,194,470 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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